FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.
Announces Intention to Proceed with
Reverse Split of its Common Shares

Vancouver, Canada, January 15, 2010, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces that it will proceed with a previously approved reverse split (also known as a share consolidation) of its common shares. The reverse split is anticipated to take effect on or about February 2, 2010 (the “Consolidation Date”). The reverse split will convert 5 existing shares of the Company’s common stock into 1 new share of common stock. Fractional shares will be rounded to the nearest whole number.

The Company has decided to implement the consolidation at this time to comply with the NASDAQ minimum bid requirement and thereby remove uncertainty over the continued listing of the Company’s common shares on NASDAQ.

For a 20 trading day period beginning on the Consolidation Date the Company’s common shares will trade on a post-consolidation basis under the trading symbol “LBIXD” as an interim symbol. After this 20 trading day period, trading will resume under the symbol “LBIX”. A new CUSIP number will be assigned to Leading Brands’ common shares when the reverse split becomes effective.

The authorized number of common shares of the Company following the consolidation will be 500,000,000 common shares.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary healthy beverage brands such as TrueBlue®, LiteBlue®, PureBlue® and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS™) which involves the Company finding the best and most cost-effective route to market preferred by each customer. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™
©2010 Leading Brands, Inc.

This news release is available at www.LBIX.com